07028521

Man Investments

November 27, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED NOV 28 2007 WASH. D.C. 186 SECTION

SUPPL

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6855, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Brenda Fournier
Chief Compliance Officer

cc: Barry Wakefield (w/ Encl.)

PROCESSED
DEC 12 2007
THOMSON FINANCIAL

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

MAN GROUP PLC RETURN OF CASH - DECLARATION OF SINGLE DIVIDEND

Return of Cash – Update

Man Group plc (the "Company") is pleased to provide an update in respect of the Return of Cash to Shareholders.

Single Dividend

Earlier today, the Directors of the Company declared a dividend of US$1.40 on each C Share issued to Shareholders under the Return of Cash who elected, or were deemed to have elected, for the Single Dividend. The Single Dividend will become payable on each such C Share on the First Effective Date. Shareholders entitled to receive the Single Dividend will be sent cheques in respect of the Sterling Equivalent of the Single Dividend by 13 December 2007 unless mandate instructions are held, in which case payments will be made by BACS to mandated accounts by that date.

The C Shares issued under the Dividend Alternative will be automatically reclassified as Deferred Shares of negligible value on the First Effective Date, being the date on which the Single Dividend becomes payable.

An expected timetable of key outstanding events in relation to the Return of Cash is set out as the Appendix to this announcement.

Defined terms in this announcement bear the meanings as set out in the circular to Shareholders dated 22 October 2007 unless stated otherwise.

Merrill Lynch International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Man Group plc and no one else in connection with the proposed Return of Cash and will not be responsible to anyone other than Man Group plc for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Return of Cash.

Enquiries
Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin 020 7653 6620
Paul Downes 07900 244888
Lachlan Johnston 07989 304356

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions. The Group employs 1,600 people in 13 countries, with key centres in London and Pfaffikon (Switzerland), and offices in Chicago, Dubai, Hong Kong, Montevideo, Nassau, New York, Singapore, Sydney, Tokyo and Toronto. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

.APPENDIX
EXPECTED TIMETABLE OF KEY OUTSTANDING EVENTS

Single Dividend becomes payable and C Shares in respect of which the Single Dividend is payable automatically reclassify as Deferred Shares	By 6 December 2007
Redemption of B Shares under the Immediate Capital Alternative	By 6 December 2007
Announcement on a Regulatory Information Service of the Sterling Equivalent of US$1.40 payable in respect of the Single Dividend under the Dividend Alternative and the redemption of the B Shares under the Immediate Capital Alternative	By 6 December 2007
Despatch of share certificates in respect of New Ordinary Shares and B Shares issued under the Deferred Capital Alternative and despatch of cheques and CREST accounts credited in respect of fractional entitlements	By 6 December 2007
Despatch of cheques or payment by BACS to mandated accounts in respect of the Dividend Alternative	By 13 December 2007
Despatch of cheques and CREST accounts credited in respect of the Immediate Capital Alternative	By 13 December 2007
Redemption of B Shares under the Deferred Capital Alternative expected to take place	Between 1 July 2008 and 7 July 2008

Note: References to times in this announcement are to London times. If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on a Regulatory Information Service.

MAN GROUP PLC RETURN OF CASH - RESULTS OF ELECTIONS

Return of Cash – Update

Man Group plc (the "Company") is pleased to provide an update in respect of the Return of Cash to Shareholders.

Results of Shareholder Elections

Shareholders' elections or, as the case may be, deemed elections for the Alternatives in respect of the Return of Cash were as follows:

	Number of Existing Ordinary Shares
Dividend Alternative	1,043,449,209
Immediate Capital Alternative	868,609,694
Deferred Capital Alternative	47,689,017
TOTAL	1,959,747,920

Based on Shareholders' elections or, as the case may be, deemed elections for the Alternatives set out above, 916,298,711 B Shares and 1,043,449,209 C Shares were issued at 8.00 a.m. today and Shareholders will receive the proceeds of the Return of Cash as follows:

	Number
Dividend Alternative	
C Shares on which the Single Dividend is to become payable. Cash is expected to be sent to relevant Shareholders by 13 December 2007	1,043,449,209
Immediate Capital Alternative	
B Shares which are expected to be redeemed by 6 December 2007. Cash is expected to be sent to relevant Shareholders by 13 December 2007	868,609,694
Deferred Capital Alternative	
B Shares which are expected to be redeemed between 1 July 2008 and 7 July 2008. Cash is expected to be sent to relevant Shareholders by 14 July 2008	47,689,017
TOTAL	1,959,747,920

No application has been, or will be, made for the B shares or the C Shares to be admitted to listing on the Official List or admitted to trading on the London Stock Exchange's market for listed securities or any other recognised investment exchange.

The B Shares issued pursuant to the Immediate Capital Alternative and the C Shares cannot be held in CREST. No share certificates will be issued in respect of the B Shares issued pursuant to the Immediate Capital Alternative or the C Shares.

The Company will despatch share certificates in respect of B Shares issued pursuant to the Deferred Capital Alternative by 6 December 2007. Shareholders who hold their Existing Ordinary Shares in CREST have had any B Shares issued pursuant to the Deferred Capital Alternative automatically credited to their CREST account at approximately 8 a.m. today.

An expected timetable of key outstanding events in relation to the Return of Cash is set out as the Appendix to this announcement.

Defined terms in this announcement bear the meanings as set out in the circular to Shareholders dated 22 October 2007 unless stated otherwise.

Merrill Lynch International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Man Group plc and no one else in connection with the proposed Return of Cash and will not be responsible to anyone other than Man Group plc for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Return of Cash.

Enquiries

Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin 020 7653 6620
Paul Downes 07900 244888
Lachlan Johnston 07989 304356

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions. The Group employs 1,600 people in 13 countries, with key centres in London and Pfäffikon (Switzerland), and offices in Chicago, Dubai, Hong Kong, Montevideo, Nassau, New York, Singapore, Sydney, Tokyo and Toronto. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

APPENDIX

EXPECTED TIMETABLE OF KEY OUTSTANDING EVENTS

Single Dividend becomes payable and C Shares in respect of which the Single Dividend is payable automatically reclassify as Deferred Shares	By 6 December 2007
Redemption of B Shares under the Immediate Capital Alternative	By 6 December 2007
Announcement on a Regulatory Information Service of the Sterling Equivalent of US$1.40 payable in respect of the Single Dividend under the Dividend Alternative and the redemption of the B Shares under the Immediate Capital Alternative	By 6 December 2007
Despatch of share certificates in respect of New Ordinary Shares and B Shares issued under the Deferred Capital Alternative and despatch of cheques and CREST accounts credited in respect of fractional entitlements	By 6 December 2007
Despatch of cheques or payment by BACS to mandated accounts in respect of the Dividend Alternative	By 13 December 2007
Despatch of cheques and CREST accounts credited in respect of the Immediate Capital Alternative	By 13 December 2007
Redemption of B Shares under the Deferred Capital Alternative expected to take place	Between 1 July 2008 and 7 July 2008

Note: References to times in this announcement are to London times. If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on a Regulatory Information Service.

Man Group plc 23 November 2007 Extraordinary General Meeting resolution.

At an Extraordinary General Meeting held today, Shareholders approved the proposed Return of Cash to Shareholders of a sterling equivalent of US$1.40 per Existing Ordinary Share by way of one B Share or C Share for each Existing Ordinary Share and a 7 for 8 Share Capital Consolidation, in accordance with the terms and conditions set out in the Circular to Shareholders issued by Man Group plc on 22 October 2007.

An announcement regarding the results of the shareholder elections in relation to the Return of Cash is expected to be made on Monday 26 November 2007.

Copies of the Extraordinary General Meeting resolution have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7066 1000

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Downes	
Lachlan Johnston	

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions. The Group employs 1,600 people in 13 countries, with key centres in London and Pfäffikon (Switzerland), and offices in Chicago, Dubai, Hong Kong, Montevideo, Nassau, New York, Singapore, Sydney, Tokyo and Toronto. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com

Man Group plc
20 November 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 19 November 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$34.25.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.69%
Last 12 months	+20.9%
Annualised return since inception	+13.7%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Notification of Transaction under DR 3.1.4R (1)(a) and Section 328 Companies Act 1985

On 20th November 2007, Mrs Prunella Jane Clarke transferred 600,000 ordinary shares of 3 US cents in Man Group plc to Mr Peter Clarke, Chief Executive, for nil consideration. Following this transaction Mr Clarke's shareholding remains unchanged and Mr Clarke is deemed to be interested in a total of 5,054,819 Man Group plc ordinary shares representing approximately 0.26% of the Company's issued share capital.

Notification of Transaction under DR 3:1.4R (1)(a) and Section 328 Companies Act 1985

On 14th November 2007, Mr Stanley Fink, non-executive Deputy Chairman, transferred 2,354,924 ordinary shares of 3 US cents each in Man Group plc at cost by way of a charitable donation. This represents a disposal of shares at 365 pence per share which is the average acquisition price over a period of time. The gain over this cost base in relation to the prevailing market price is being donated to charity. Following this transaction Mr Stanley Fink is deemed to be interested in a total of 23,056,440 Man Group plc ordinary shares representing approximately 1.18% of the Company's issued share capital.

16 November 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 16 November 2007 it purchased for cancellation ONE of its ordinary shares at a price of 533 pence. Man Group plc has executed this purchase so as to ensure that its issued share capital may be consolidated and divided into a whole integer under the 7 for 8 share capital consolidation expected to take effect by 8am on Monday 26 November 2007, subject to shareholder approval at an EGM to be held on 23 November 2007.

Since the start of the financial year on 1 April 2007, Man has repurchased 45,860,019 ordinary shares at a total cost of £256.2 million, giving an average repurchase cost of 558.56 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

Man Group plc
27 November 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 26 November 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$35.31.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+3.09%
Last 12 months	+25.6%
Annualised return since inception	+14.1%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

END